Exhibit 23.2

KPMG LLP

303 East Wacker Drive

Chicago, IL 60601-5212

Consent of Independent Registered Public Accounting Firm

The Board of Directors

OfficeMax Incorporated:

We consent to the use of our report dated February 22, 2010, with respect to the consolidated balance sheets of OfficeMax Incorporated as of December 26, 2009 and December 27, 2008, and the related consolidated statements of operations, equity, and cash flows for each of the years in the three-year period ended December 26, 2009, and the effectiveness of internal control over financial reporting as of December 26, 2009, incorporated by reference herein.

/s/ KPMG LLP

Chicago, Illinois

May 17, 2010

KPMG LLP, a U.S. limited liability partnership, is the U.S.

member firm of KPMG International, a Swiss cooperative.